



Richmont Mines Inc.

1 Place-Ville-Marie, Suite 2130
Montreal, QC
H3B 2C6 CANADA

Tel.: (514) 397-1410
Fax: (514) 397-8620
www.richmont-mines.com

Mountain Lake Resources Inc.

1450 Starr's Point Road
Port Williams, NS
B0P 1T0 CANADA

Tel.: (902) 542-9773
Fax: (902) 542-4442
www.mountain-lake.com

NEWS RELEASE

RICHMONT MINES AND MOUNTAIN LAKE ANNOUNCE LATEST DRILLING RESULTS FOR THE VALENTINE LAKE PROJECT

MONTREAL, August 31, 2005 – Richmont Mines Inc. and Mountain Lake Resources Inc. are pleased to announce the latest drilling results on the Valentine Lake property. A total of seven holes totalling 1,371 metres was drilled on the property in 2005: four holes (110, 111, 113 and 114) tested the Main Zone, two holes (112 and 115) the NE Zone and one hole (116) verified the deep extension of the Osprey Pond Zone which is located 1.5 km to north east of the Main Zone.

For the Main Zone, the holes were drilled down the dip of the mineralized zone to test the interpreted orientation of the high grade veining that appeared to have a "reverse" orientation to the overall mineralization. An instrument was used to determine the quartz vein orientation. Hole 111 was stopped at 48.2 metres due to drilling technical problems. The other holes were collared sub-vertically at 80° to the south. All the results are shown in Table 1.

Hole 110 intercepted a good stacking of quartz-tourmaline veins over 162.8 metres grading 4.12 g/t Au uncut (4.01 g/t cut to 58 g/t), which includes several high grade zones. Fifty metres to the east of this hole, a second down dip hole (113) intercepted a stacking of quartz-tourmaline veining system of 41 metres and the best intersection returned 5.73 g/t Au uncut (3.83 g/t cut) over 23.7 metres. The third hole (114), located 100 metres to the east of hole 110, returned an intersection of 58.2 metres grading 6.54 g/t uncut (6.39 g/t cut).

For the NE zone, hole 115 did not identify the zone at depth, while hole 112 has returned an intersection of 4.70 g/t uncut/cut over 23.7 meter which confirms the interpretation of this zone.

Table 1						
Significant Drill Intersections – August 2005						
Hole Number	Dip	From	To	Length (m)	Au (g/t) Uncut	Au (g/t)* Cut
(Down Dip) VL05-110	-65°	20.70	183.50	162.80	4.12	4.01
Including		*32.30*	*36.00*	*3.70*	*5.93*	*5.93*
		42.60	*55.60*	*13.00*	*9.52*	*8.95*
		59.35	*62.15*	*2.80*	*5.99*	*5.99*
		64.15	*79.00*	*14.85*	*3.50*	*3.50*
		104.25	*112.25*	*8.00*	*4.46*	*4.46*
		130.00	*145.00*	*15.00*	*15.14*	*14.38*
		171.00	*174.40*	*3.40*	*12.72*	*12.72*
(Down Dip) VL05-111	-65°	Abandoned due to technical difficulties				
VL05-112	-88°	6.85	13.00	6.15	8.29	7.72
		91.42	115.10	23.68	4.70	4.70
(Down Dip) VL05-113	-54°	90.83	114.50	23.67	5.73	3.83
Including		*91.50*	*94.50*	*3.00*	*3.68*	*3.68*
		105.20	*109.70*	*4.50*	*26.61*	*16.61*
		147.90	151.97	4.07	5.59	5.59
(Down Dip) VL05-114	-54°	59.40	60.80	1.40	31.08	31.08
		89.80	95.30	5.50	3.49	3.49
		99.85	158.00	58.15	6.54	6.39
Including		*99.85*	*139.00*	*39.15*	*8.41*	*8.18*
		142.00	*144.00*	*2.00*	*6.11*	*6.11*
		156.20	*158.00*	*1.80*	*16.07*	*16.07*
VL05-115	-88°	89.20	89.80	0.60	28.77	28.77
		143.32	143.70	0.38	61.99	58.00
		170.80	174.87	4.07	5.80	5.80
VL05-116	-80°	180.80	182.80	2.00	2.68	2.68
		234.18	234.86	0.68	18.74	18.74

* High Grade Assays Cut to 58 g/t Au

This drilling program confirms the continuity of a quartz-tourmaline veining system in the Main Zone over 100 metres laterally, with a down dip extension varying from 24 to 163 metres. A second vein system may be located approximately 25 metres to the North of the Main Zone, as identified by hole 93 drilled in 2004 which returned three intersections (10.48 g/t/5.6 m, 7.1 g/t/7.1 m, 6.04 g/t/4 m) at a depth of 350 metres.

One hole was drilled in the Valentine East area during this drilling program with the objective of expanding the resources. Valentine East is located some 13 km north east of the main Valentine Lake zone along the same geological structure. Results are pending.

The partners are currently working on a 3D model which will be used to update the resource calculation of the Valentine Lake project. This information will be used to determine the next phase of the on-going exploration program on the Valentine Lake property.

Richmont Mines and Mountain Lake Resources remain very positive by the results obtained, which confirms the orientation and distribution of the gold-bearing vein system within the Main Zone.

Project Supervision – National Instrument 43-101
The program was supervised by Mr. Larry Pilgrim, P.Geo., a "qualified person" as defined by National Instrument 43-101, under the supervision of Mr. Jules Riopel, M.Sc., P.Geo., Principal Exploration Geologist at Richmont Mines Inc.

Method of analysis
The analyses were conducted at the Eastern Analytical Ltd. Laboratory in Springdale, Newfoundland by means of fire assay fusion on 30 grams of material with atomic absorption (AA) finish.

Disclosure regarding forward-looking statements
This news release contains forward-looking statements that include risks and uncertainties. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-American exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be detailed in Richmont Mines' Annual Information Form, Annual Report and periodic reports.

- 30 -

For more information:

Richmont Mines Inc.	**Mountain Lake Resources Inc.**
Julie Normandeau	Allen E. Sheito
Investor Relations	President and CEO
Phone: (514) 397-1410	Phone: (902) 542-9773
Fax: (514) 397-8620	Fax: (902) 542-4442
Trading symbol: RIC	Trading symbol: MOA
Listings: TSX - Amex	Listing: TSX Venture Exchange
Web site: www.richmont-mines.com	Web site: www.mountain-lake.com

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005.

Commission File Number 0-28816

Richmont Mines Inc.
(Translation of registrant's name into English)

110, avenue Principale, Rouyn-Noranda (Quebec) J9X 4P2
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-__________________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Richmont Mines Inc.
(Registrant)

Date August 31, 2005

By Jean-Yves Laliberté (signed)
(Signature)*
Jean-Yves Laliberté
Vice President, Finance

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